Exhibit 99.1

Baozun Announces Appointment of New Independent Directors and Changes in
Board Committees Composition

SHANGHAI, China, May 19, 2016 -- Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the ""Company"), the leading brand e-commerce solutions provider in China, today announced the appointment of two new independent directors and changes to the composition of its board of directors (the "Board"), audit committee and nominating and corporate governance committee, effective from May 19, 2016.

Appointment of New Independent Directors

Baozun appointed Messrs. Steve Hsien-Chieng Hsia and Benjamin Changqing Ye as independent directors and members of the nominating and corporate governance committee and audit committee, respectively, of the Board, effective from May 19, 2016. The Board reviewed the independence of Messrs. Hsia and Ye and determined that they satisfy the “independence” requirements of the NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934. With the addition of Messrs. Hsia and Ye, Baozun’s Board now consists of nine directors, including five independent directors.

Mr. Hsia is a proven senior executive with a thorough understanding of startups, the internet, enterprise technology, digital marketing and advertising, and the education industry in Silicon Valley and the Asia-Pacific region. Mr. Hsia has been the co-founder, director and chief executive officer of Young Outliers, Inc., a Silicon Valley-based education service company since 2014. Mr. Hsia has served as a board member of Malaysia Digital Economy Corporation Sdn Bhd, a dedicated government agency entrusted to develop, coordinate, and promote Malaysia's national digital economy since 2015. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman, a digital marketing agency under WPP plc, an advertising and media holding company. From 1996 to 2011, Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia. Prior to AGENDA Corporation, Mr. Hsia co-founded two enterprise software companies. Mr. Hsia received his bachelor’s degree in computer science from University of California, Berkeley.

Mr. Ye has served as a director of Hoau Logistics, a logistics company in China, since 2013. From 2011 to 2015, Mr. Ye was a managing director and the chief financial officer of CITIC PE Group. From 1992 to 2011, Mr. Ye worked for PricewaterhouseCoopers in China and the United Kingdom, where he mainly focused on M&A advisory work, and served as a partner of PricewaterhouseCoopers in China from 2004 to 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology and an MBA degree from University of Warwick. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Changes to Board Committees

The Board appointed Mr. Ye as a member of the audit committee to replace Mr. Junhua Wu. The Board appointed Mr. Hsia as a member of the nominating and corporate governance committee to replace Mr. Yiu Pong Chan. Mr. David McKee Hand was appointed as the chairperson of the nominating and corporate governance committee to replace Mr. Vincent Wenbin Qiu. All the appointments become effective on May 19, 2016. Messrs. Qiu, Wu and Chan will continue to serve as directors on the Board. All Board committees meet the independence requirement of the Nasdaq Stock Exchange following the appointment of Messrs. Hsia and Ye.

''We are very pleased to welcome Steve and Benjamin to the Board,” commented Mr. Vincent Wenbin Qiu, Chairman and Chief Executive Officer of Baozun. “Their wealth of leadership experience and corporate governance expertise will add significant value to Baozun. I look forward to working closely with both of them as we extend our leadership in China’s brand e-commerce market.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company's integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com